Mail Stop 4561

February 22, 2007

Mr. Randolph H. Brownell, III
Chief Operating Officer and Chief Financial Officer
New Media Lottery Services, Inc.
370 Neff Avenue, Suite L
Harrisonburg, VA 22801

> **Re:** **New Media Lottery Services, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2006**
> **Filed September 27, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended July 31 and October 31, 2006**
> **Filed September 19 and December 20, 2006**
> **File No. 0-49884**

Dear Mr. Brownell:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for fiscal year ended April 30, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note from your disclosure at page 26 that you engaged Ernst & Young – Ireland as auditors of NM-PLC in relation to the AIM offering. We further note from your disclosure at page 23 that all of the Company's operations are

conducted through NM-PLC and its wholly owned subsidiary New Media International. Please tell us if your independent accountants, Bouwhuis, Morrill & Company, relied on the work of Ernst & Young – Ireland in their audit of your consolidated financial statement. To the extent your auditors relied on the work of Ernst & Young – Ireland, explain to us how they considered the guidance in AU 543 in determining whether they should make reference to the work of other auditors in their report.

Consolidated Statements of Cash Flows, page F-7

2.   We note your disclosure here that gross proceeds from issuance of common stock were $3,517,908 and common stock offering costs were $1,300,299. Please tell us how these amounts relate to the net proceeds of $3,177,194 per page 12 and of $2,876,271 per page 22.

3.   Further to the previous comment, please tell us if any of the $1,300,299 in offering costs represent indirect offering costs that were expensed as incurred. In this respect, we note your disclosure at page 25 that a significant portion of your general and administrative expenses were incurred in connection with the AIM offering. If any of these amounts are indirect offering costs, tell us how you considered whether such amounts are operating, rather than financing, cash flows. Refer to paragraphs 18 through 23 of SFAS 95.

4.   Please explain the difference between the common stock issued for note payable disclosed here of $2,785,981 and the amount per the Consolidated Statements of Stockholders' Deficit of $3,086,699.

Note 2 – Significant Accounting Policies, page F-8

General

5.   Please tell us, and in future filings revise to disclose, your accounting policies for recognizing revenues and related expenses. Your policy should address each revenue stream in your operations, related expenses incurred and the period in which such amounts are recorded. In addition, please specifically address the situations in which you provide funds to implement a lottery and are repaid from lottery proceeds, as discussed at pages 7 and 9.

6.   Please tell us, and in future filings revise to disclose, your policy for accounting for foreign currency translation and foreign currency transactions. Additionally, explain to us why your foreign currency adjustments were calculated using the exchange rate in effect as of March 17, 2006. Include reference to the accounting literature upon which your policies are based.

2e. Property and Equipment, page F-9

7.   Please tell us your policy related to the capitalization and amortization of software costs. Include references to the accounting literature that you relied upon. Tell us what consideration you have given to disclosing your policy in your financial statements.

2f. Basic Net Loss per Share of Common Stock, page F-9

8.   In future filings, please revise to disclose the number of potentially dilutive securities outstanding. Refer to paragraph 40(c) of SFAS 128.

2j. Principles of Consolidation, page F-11

9.   We note that you have consolidated your Brazilian joint venture under FIN 46(R). Please tell us how you considered the need to provide the disclosures required by paragraphs 23 through 26 of FIN 46(R). Additionally, please provide us with the disclosure information required by paragraphs 23 through 26 of FIN 46(R) for this joint venture as of April 30, 2006.

Exhibits

Exhibits 31.1 and 31.2

10.   We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that:" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence. Please provide such confirmation in relation to the certifications in your Form 10-KSB as well as for the certifications in your Forms 10-QSB for the quarters ended July 31 and October 31, 2006.

11.   We note that you refer to the "Annual Report" in paragraphs 2, 3 and 4 of your certifications. In future filings, please revise to refer to the "report," rather than the "annual report," consistent with the language set forth in Item 601(b)(31) of Regulation S-B.

12.   In all future filings, please revise to include the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d), consistent with the language set forth in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for fiscal quarter ended October 31, 2006

Financial Statements

Note 3 – Material Events, page 6

13.   Please tell us how you accounted for the 200,000 shares of NMLS Plc issued to LVGI and the 50,000 shares issued to Tony Caporicci during the quarter ended October 31, 2006. In your response include an explanation of how you determined the fair value of the shares issued. Cite any relevant accounting literature in your response.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter with your proposed revisions on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant